HORACE L. NASH	August 26, 2016	EMAIL HNASH@FENWICK.COM DIRECT DIAL (650) 335-7934

VIA EDGAR AND EXPRESS COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Paul Fischer, Attorney-Advisor
Terry French, Accountant Branch Chief
Sharon Virga, Staff Accountant

Re:	Gridsum Holding Inc.
Registration Statement on Form F-1 &
Response to the Staff’s Comment Letter Dated August 25, 2016
CIK No. 0001647338

Ladies and Gentlemen:

On behalf of Gridsum Holding Inc. (“Company”), we are transmitting this letter in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated August 25, 2016, with respect to draft no. 4 of the registration statement on Form F-1 (“Draft No. 4”) that was confidentially submitted to the Commission on August 19, 2016.  The registration statement on Form F-1 (“Registration Statement”) is being publicly filed concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.  For the convenience of the Staff, we are also sending, by express courier, copies of this letter and copies of the Registration Statement that are marked to show changes from Draft No. 4 as originally submitted.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

*   *   *   *   *

Business

Customers, page 61

1.              Please update the table to reflect 12/31/15 numbers. If some of the data is not available, you can indicate so in the table.

In response to the Staff’s comment, the Company has revised its disclosure on page 61 to reflect the 12/31/15 numbers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 73

2.              We note disclosure here, as well as in “Related Party Transactions” at page 129, that in June 2016 your consolidated subsidiary Beijing Gridsum entered into a short-term credit facility with China Merchants Bank for a maximum amount of US $3.8 million. We do not see that the agreement is included with your exhibits to the registration statement under Item 601 of Regulation S-K. Please advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that, for the reasons outlined below, the Company believes its agreements with China Merchants Bank (the “Credit Facility”) do not need to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.  Because of the guarantees by the Company’s Chief Executive Officer and Chairman and a consolidated entity of the Company, the Company analyzed the requirements under Item 601(b)(10)(ii)(A) of Regulation S-K.  Additionally, the Company analyzed the requirement to file the Credit Facility pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.  In connection with its analysis, the Company noted, among other things, that the borrowings under the Credit Facility as of June 30, 2016 were US$1.5 million, representing 8.6% of its cash and cash equivalents as of June 30, 2016, and the borrowing capacity under the Credit Facility represents 21.8% of the Company’s cash and cash equivalents as of June 30, 2016 and would be even less significant following the offering contemplated in the Registration Statement. Furthermore, the Company noted that it has alternative sources of financing available if needed.

The Company has determined that the Credit Facility was “immaterial in amount or significance” under the applicable disclosure standard set forth in Item 601(b)(10)(ii)(A) of Regulation S-K at the time of the filing of the Form F-1 based on size of its borrowings and borrowing capacity in light of the Company’s ability to meet its debt obligations with cash and cash equivalents or other sources of financing.  The Company does not believe the guarantees in favor of the Company change the analysis and believes that it has disclosed to investors in the Registration Statement the material terms of the Credit Facility.  As such, investors would not meaningfully benefit by having the full text of the Credit Facility available to them.  For the same reasons, the Company has also determined that the Credit Facility was entered into in the ordinary course of business and is not an agreement upon which the Company is substantially dependent and, therefore, the Company is not required to file the Credit Facility under Item 601(b)(10)(ii)(B).

PRC Regulation, page 109

3.              Clarify what specific PRC regulation(s) have prompted your VIE structure.

The Company respectfully advises the Staff that due to the restrictions on foreign investments set forth under “Regulations on Internet Information Service” and “Regulations on Market Survey Business” in the PRC Regulation section beginning on page 109, the Company conducts its internet, market survey and related businesses through contractual arrangements with its VIE. In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 110.

*   *   *   *   *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7934 or, in my absence, Melissa V. Frayer at (650) 335-7152.

Sincerely,

/s/ Horace L. Nash
Horace L. Nash

cc:	Via E-mail
Guosheng Qi
Michael Peng Zhang
Gridsum Holding Inc.

Gordon K. Davidson, Esq.
Niping Wu, Esq.
Melissa V. Frayer, Esq.
Fenwick & West LLP

Chris K.H. Lin, Esq.
Daniel Fertig, Esq.
Simpson Thacher & Bartlett LLP

William Lam
PricewaterhouseCoopers Zhong Tian LLP